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                               January 23, 2024

       Quinn Chen
       Chief Financial Officer
       America Great Health
       1609 W Valley Blvd Unit 338A
       Alhambra, CA 91803

                                                        Re: America Great
Health
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            File No. 000-27873

       Dear Quinn Chen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2023

       Results of Operations, page 10

   1. In future filings please provide a more robust explanation for changes in revenues and expenses. For example,
please explain the reasons for the reduction in payroll, rent and professional expenses.
       Report of Independent Registered Public Accounting Firm, page F-1

   2. Please have your independent auditors revise their report to communicate Critical Audit
                                                        Matters or state that
the auditor determined that there are no critical audit matters. Refer to paragraph .13 of PCAOB
AS 3101.
       Exhibits

   3. We note that you provide a Section 302 certification signed by your chief financial officer as Exhibit 31.1 and a
Section 906 Certification as Exhibit 32.1 signed by your
                                                        president. However,
Sections 302 and 906 require that reports filed under Section 13(a) or
                                                        Section 15(d) of the
Securities Exchange Act of 1934, as applicable, are required to be
 Quinn Chen
America Great Health
January 23, 2024
Page 2
         accompanied by written certifications by both the principal executive officer and principal financial officer (or equivalent thereof) of the company. Please file a full amendment that includes all items of the form as well as currently dated Exhibits 31 and
         32 certifications signed by both your principal executive and financial officers. This comment also applies to your Form 10-Q for the three months ended September 20, 2023.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at 202-551-3616 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameQuinn Chen                                 Sincerely,
Comapany NameAmerica Great Health
                                                             Division of
Corporation Finance
January 23, 2024 Page 2                                      Office of Life
Sciences
FirstName LastName